August 17, 2016

VIA EDGAR AND EXPRESS MAIL

Mr. William H. Thompson

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Greenbacker Renewable Energy Company LLC (the “Company”)
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015 (the “Form 10-K/A”)
Filed June 22, 2016
Response Dated July 22, 2016
File No. 000-55610

Dear Mr. Thompson:

We are responding to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated August 5, 2016 (the “Letter”), with regard to the above-referenced filing. The Staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-K/A

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Notes to Consolidated Financial Statements

Note 7. Distributions, page 60

Comment:

1.                  We reviewed your response to comment 4. Reference is made to your disclosure that: “All distributions paid in the years ended December 31, 2015 and 2014 have been reported as return of capital to shareholders.” In light of your response and presentation of the distributions as an increase in accumulated deficit, please tell us your consideration of disclosing that all distributions paid have been reported as a return on capital as opposed to a return of capital.

Response:

In determining the appropriate presentation of return of capital distributions, the Company principally took into account three significant considerations: 1) whether or not the distribution was legally declared out of additional paid in capital (“APIC”); 2) whether or not there is clear guidance in U.S. GAAP in regard to distributions that exceed retained earnings, and 3) what is generally accepted as the standard for return of capital distributions by companies, like the Company, that utilize investment company accounting standards.

In regard to 1), the distributions were not legally declared out of APIC nor did the Company’s board of directors authorize the distributions to be paid out of APIC as opposed to retained earnings / deficit.

In regard to 2), the Company believes that U.S. GAAP does not specifically address the accounting for dividends that exceed retained earnings and, because of this lack of specific guidance, there is diversity of practice. In standard U.S. GAAP-prepared financial statements, dividends / distributions are netted against retained earnings / accumulated deficit to clearly exhibit net accumulated earning / deficit after dividends / distributions to shareholders since commencement of operations. In the Company’s view under ASC 946, retained earnings / accumulated deficit is comprised of three separate accounts shown on the Statement of Net Assets – Accumulated deficit, Accumulated net realized gains on investments, and Accumulated unrealized appreciation / (depreciation) on investments and foreign currency translation, net of deferred taxes. The combination of these amounts fairly reflects the retained earnings / accumulated deficit since commencement of operations and would be consistent with amounts shown on financial statements not prepared using ASC 946. As of December 31, 2015, the total of these accounts for the Company equals a deficit of $(318,828), while as of June 30, 2016, the total equaled accumulated earnings of $1,521,006. After the Company’s initial startup phase is completed, the Company is of the opinion that it possesses accumulated earnings after distributions and, thus, its distributions are properly reflected as an increase of the accumulated deficit account as opposed to a reduction in APIC.

In regard to 3), under the provisions of the Internal Revenue Code of 1986, as amended, the portion of the cash dividend, if any, that exceeds earnings and profits is considered a return of capital. In the Company’s situation, 100% of the distributions have been classified as a return of capital due to a variety of factors, including the deduction of non-cash expenses, primarily depreciation, in the determination of earnings and profits. The expectation for the foreseeable future is that all distributions will be considered return of capital (or a reduction in the shareholder’s basis of their investment). Thus, the Company is of the opinion that classifying distributions as a return of capital is appropriate and consistent with the limited guidance provided by U.S. GAAP.

Note 8. Income Taxes, page 60

Comment:

2.                        We reviewed your response to comment 9. The reconciliation provided in the response is very similar to the disclosure in Note 8 and appears to satisfy the disclosure requirements at ASC 740-10-50-12. Please provide disclosure in a similar manner in future filings or advise why you believe such presentation is not most appropriate. In addition, reference is made to the “Plus: SMLLC income taxable” and “Other timing differences” line items in the reconciliation. Please tell us the underlying nature of these line items and why they are reconciling items. In this regard, timing differences that create deferred taxes do not result in reconciling items.

Response:

Greenbacker Renewable Energy Corporation (“GREC Corp.”), wholly owned by the Company, is the sole member of several limited liability companies.  Single-member limited liability companies (“SMLLC”) are disregarded for tax purposes.  A disregarded entity’s taxable income is included in the Federal and State taxable income calculation of its owner, in this case GREC Corp.    The “Plus: SMLLC income taxable” line item in the reconciliation refers to the book income from the SMLLCs, at the Federal tax rate of 35%, being included in GREC Corp.’s current taxable income calculation.   The “Other timing differences” line item refers to tax cost (basis) adjustments for GREC Corp.’s investment in SMLLCs and Partnerships at the effective Federal and State (net of Federal benefit) tax rate.  These adjustments to basis result in a corresponding increase or decrease to GREC Corp.’s tax adjusted change in unrealized gain/loss used in calculating the tax benefit or expense for the current year. Based upon the components included in the reconciliation of tax rates in future filings, the Company will consider including additional disclosure in regard to items such as these noted in our response.

Note 10. Financial Highlights, page 62

Comment:

3.                  We reviewed your response to comment 10. The $8.54 per common share “Net asset value for common shares at end of period” does not include the Special Unitholder’s equity balance of $286,259 as of December 31, 2015. Further, the reconciliation on page 61 of net asset value per common share as of December 31, 2014 totaling $8.50 to net asset value per common share as of December 31, 2015 totaling $8.54 does not foot. The reconciliation foots to $8.58. In future filings, please add a line item to the reconciliation that subtracts the per common share impact of the Special Unitholder’s capital gains incentive distribution or explain why doing so will not be appropriate. Adding this line item to the reconciliation noted above would result in a $0.04 subtraction and a table that foots to $8.54.

Response:

In the Per share data attributed to common shares, the $0.04 that you reference is the subtotal of Net increase (decrease) in net asset resulting from operations -$0.67- plus Shareholder distributions - ($0.60)- and Other – ($0.03) to arrive at Net increase (decrease) in members’ equity attributed to common shares of $0.04. This $0.04 amount per share added to the December 31, 2104 net asset value per share of $8.50 totals the $8.54 net asset value per share as of December 31, 2015. See table below with subtotal lines as appropriate:

	For the year ended December 31, 2015	For the period from Commencement of Operations (April 25, 2014) through December 31, 2014
Per share data attributed to common shares (1):
Net proceeds before offering costs (2)	$—	$9.17
Offering costs	—	(0.59)
Net proceeds after offering costs	—	8.58
Net Asset Value at beginning of period	8.50	—
Net investment income (loss) and realized loss on foreign currency translation (7)	0.22	(0.38)
Net unrealized appreciation / (depreciation) on investments	0.47	0.16
Change in translation of assets and liabilities denominated in foreign currencies	(0.06)	(0.06)
Change in benefit from deferred taxes on unrealized appreciation on investments	0.04	—
Net increase (decrease) in net assets resulting from operations	0.67	(0.28)
Shareholder distributions	(0.60)	(0.28)
Capital contribution from advisor	—	0.38
Other (6)	(0.03)	0.10
Net increase (decrease) in members’ equity attributed to common shares	0.04	(0.08)
Net asset value for common shares at end of period (3)	$8.54	$8.50

In future fillings will add appropriate underlines to ensure the subtotals are clear to the reader of the financial statements. The net assets attributed to Special Unitholder is not included in the category Total common stockholder’s equity on the Consolidated Statements of Assets and Liabilities and in the Company’s opinion should not be included in the net asset value reconciliation related to common shareholders.

*       *       *       *       *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact Blake Estes at Alston & Bird LLP at (212) 210-9415.

Sincerely,

/s/ Richard C. Butt

Richard C. Butt

Chief Financial Officer

cc:	Mr. Charles Wheeler
Timothy P. Selby, Esq.
Blake E. Estes, Esq.